Timothy J. Stabosz
                              1307 Monroe Street
                              LaPorte, IN  46350




Board of Directors
Scott's Liquid Gold-Inc.
4880 Havana Street
Denver, CO  80239

Gerald J. Laber
Philip A. Neri
Jeffrey R. Hinkle
Jeffry B. Johnson
Dennis H. Field


May 23, 2013

Gentlemen:

As you know, I own 7.2% of Scott's Liquid Gold-Inc. ("SLGD," or "the company"). I also happen to be the company's largest individual shareholder, after Chairman and CEO Mark Goldstein.

You will notice that I specifically excluded Mark Goldstein from the inside address of this letter. There is a reason for my excluding him. Besides proving himself to be an atrociously incompetent CEO, and a master destroyer of shareholder value over the last 15 years, it is clear to me that Mr. Goldstein has acted in a dishonest and corrupt fashion as a fiduciary. Outrageously, with your blessing, Scott's Liquid Gold continues to be operated primarily as a Goldstein family piggy bank, with the board allowing Goldstein to maintain an attitude of contempt, dismissal, and derision towards the rightful concerns of the outside shareholder base.

You have stood by as a board, and, year after year, countenanced Mr. Goldstein's defiled relationship with this company, allowing him to take out upwards of $400,000 in compensation annually, and maintain his spouse on the payroll, exclusively because he is the SLGD family scion, and because you "feel sorry for him"...despite his abject lack of any qualifications to run this company, his causing the company to lose money for, astonishingly, ALL TEN OF THE LAST TEN YEARS (and 14 out of the last 15 years), and his causing the company's annual sales to shrink nearly 70% over that same 15 year time period.

As a result, Scott's Liquid Gold, the company, and the board, has become a laughingstock in the annals of the corporate governance space, and has caused extreme pain, angst, and resentment of Goldstein and this derelict board, amongst its outside shareholder base. In exchange for giving
Goldstein what he wants, you each take home your measly $13,500 in base board pay...making yourselves look "for sale" (to this shareholder) at the very lowest of prices. In so doing, you enable a man who relates to this company, in my view, in an avaricious, covetous, possessive, and narcissistically entitled fashion, lacking any sense of personal propriety, accountability, or shame. YOU recklessly provide a "safe world" for Mr. Goldstein, and a mechanism of personal denial for his failings, his cowardice, his incompetence, his pretense, his hubris...and, worst of all, his delusions.

The proof of a corrupt CEO, and a do-nothing board, lies clearly in the way you have handled expressions of interest in purchasing the company over the years. In this regard, the evidence is quite damning. As the largest outside shareholder, I have spoken with NUMEROUS parties that have had an interest in purchasing this company over the years, at substantial premiums to the common stock's trading price. In all cases, I was told that Goldstein essentially "blew them off," with no one ever being able to get beyond the "Goldstein portcullis." Let me note 3 specific examples:

1) At the 2011 shareholder meeting, a highly respected money manager, and major shareholder, reported to the board how, in 1999, he presented (flying out to meet Goldstein in Denver multiple times) a proposal by a major consumer products firm, to buy the company for $3 a share, a sizable premium to the then current trading price in the $1's. Incredulously (apparently, in order to "kill" the possibility of any deal), Goldstein countered back with a "fantasy" price of $12. This money manager again approached the company in 2000, after Goldstein's father Jerome died (the ostensible reason why Goldstein couldn't sell the company). With Goldstein ultimately refusing to entertain bonafide offers for the company, the money manager got sick and tired of wasting his time, and threw up his hands, realizing that Goldstein simply didn't want to sell the company for anything other than an "Alice in Wonderland" price. Said money manager stated that he also had retained a series of emails, extensively documenting his contacts with Goldstein in this matter. This written documentation notwithstanding, Goldstein initially claimed that the multiple contacts
NEVER HAPPENED, but then backed down and said that he didn't "remember" them. None of the board members at this meeting (including those on the board at the time in 1999-2001) admitted to being informed or aware of the expressions of interest in the company, suggesting that Goldstein, in violation of his fiduciary duty, kept this substantive process "secret" from the board.

I was in attendance at the 2011 shareholder meeting, and witnessed the money manager's testimony. Days later, I demanded, in a private phone conversation with Director Bud Laber, that the independent board members begin a formal investigation of Goldstein. Unsurprisingly, nothing ever happened. Laber refused to follow up with me on my request...and the board stuck its head in the sand, maintaining its primary loyalty to Goldstein, and ignoring its duty of loyalty and due care to the entire shareholder base.

2) In the last year or two, I've had conversations with the CEO of a 20 year old private equity firm out of San Diego. The CEO, whose namesake firm has completed $3 billion in transactions over the years, made a number of calls to Goldstein, expressing interest in buying the company. Instead of talking to the private equity firm, Goldstein kept "putting them off." When the CEO of the firm kept calling, instead of handing him off to an INDEPENDENT board member, Goldstein told the CEO he had "no interest." When the CEO of this private equity firm sought a meeting with company management, Goldstein stopped returning his phone calls and ignored him.

3) Recently, I had a conversation with the president of a diversified New York City based investor and operator in the consumer products space. This individual told me, despite a willingness to pay a substantial premium over the current trading price of SLGD common stock, that "Goldstein has been ignoring me for 8 years," and was never willing to discuss any proposals, or entertain any offers.

IN ALL CASES, DESPITE NUMEROUS PEOPLE TALKING TO GOLDSTEIN OVER THE YEARS, I AM NOT AWARE, EVEN ONCE, OF GOLDSTEIN PASSING THESE INDIVIDUALS ON TO AN INDEPENDENT COMMITTEE OR BOARD MEMBER. SUCH ACTIONS ON THE PART OF GOLDSTEIN ARE UTTERLY SELF-SERVING, DISLOYAL, AND A BLATANT VIOLATION OF HIS FIDUCIARY OBLIGATIONS TO THE OUTSIDE SHAREHOLDER BASE. THE BOARD'S COUNTENANCING OF SUCH BEHAVIOR IS REPUGNANT, AND A BETRAYAL OF THE COMPANY'S SHAREHOLDERS, AS WELL. THIS IS ESPECIALLY TRUE, CONSIDERING THE FACT THAT I HAVE BEEN TELLING DIRECTOR BUD LABER FOR TWO YEARS ABOUT GOLDSTEIN'S "BLOWING OFF" OF INTERESTED PARTIES, AND PLEADING WITH HIM TO STOP ALLOWING GOLDSTEIN TO BE THE EXCLUSIVE "GATEKEEPER" FOR BONAFIDE M&A OPPORTUNITIES.

I tell you all of this because, as you are well aware, the recent sale of the company's Denver real estate now has SLGD in a position where it has $3
million in cash on the balance sheet, and no debt.   Yet, reflecting Wall
Street's utter lack of faith in Goldstein to grow the business, the common stock barely trades at a premium to this $3 million in cash! With this in mind, the board is now in an enviable position to maximize value for shareholders, by engaging in a formal process of putting the company up for sale. As you know, I will be introducing a shareholder proposal, from the floor, at the June 14th annual meeting, that calls for the company to establish a Special Committee, charged with formally "shopping" the company, with the goal of finding a buyer for the company in whole or in part. Personally, I believe any bid for the entire company, that meets or exceeds
50 cents per share, should be accepted by the board...as long as a full, fair, and robust process is engaged in.

Over the years, I have talked to a number of parties interested in bidding for the company, and they all tell me the same thing: despite Mr. Goldstein's breathtaking failures, the core Liquid Gold brand, in particular, retains substantial brand equity. Since my most recent stock purchase, I have talked to a handful of people, who have told me that they are prepared to buy the company for a substantial premium to recent stock trading prices, because they are convinced they can reinvigorate the company's brands. With this in mind, the notion of continuing to let Mr. Goldstein fumble around, helplessly trying to turn this thing around, and burning through all the cash, would be the height of insanity. And I can only think of one reason why this board would endorse that: YOU ARE BEHOLDEN TO GOLDSTEIN.

In closing, I want to put you on notice that the "business judgement rule" does not allow the board to cavalierly ignore its responsibilities to shareholders, and let the CEO "pocket" legitimate offers for, or expressions of interest in, the company. If this board should continue to subjugate its self-respect to Mr. Goldstein's will, facilitating the CEO in having his sordid way with this company, and burying its head in the sand, without establishing a Special Committee to vet offers, rest assured that this shareholder will not hesitate to avail himself of the remedy of hauling this derelict board into court, and suing you for breach of fiduciary responsibility. (The fact that Goldstein cronies Jeffry Johnson, Jeffrey Hinkle, and Dennis Field, are stepping down from the board...a long overdue event...does not absolve them from responsibility for their willful and wanton blindness over the years, and handing over all M&A responsibilities to their patron, the CEO.)

If Goldstein wants to keep running this thing, and sucking it dry, the board should force him to use the company's cash to make a bid...or do a 50 cent tender offer to everyone who wants to get out. This "stacked" board has served as a rubber stamp to Goldstein from time immemorial. It's high time for you to stop treating the outside shareholders like roadkill, stop continuing to kowtow to your master...and start acting responsibly, about maximizing this company's value for its ENTIRE shareholder base.

The world is watching, and your reputations are at stake, now more than ever. Can we finally count on you to do the right thing, defend your honor as a board, and hold Mark Goldstein accountable?

                                        Very truly yours,


                                        Timothy J. Stabosz




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